SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2016

Commission File Number: 001-37668

Ferroglobe PLC

(Name of Registrant)

c/o Legalinx Ltd

One Fetter Lane,

London, EC4A 1BR

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of 2016 Annual General Meeting of Ferroglobe PLC

On June 29, 2016, Ferroglobe PLC (“Ferroglobe” or the “Company”) held its 2016 Annual General Meeting (“2016 AGM”). At the 2016 AGM, nineteen matters were considered and acted upon. The results of the voting, including the number of votes cast for and against, are available on the Company’s website and are set forth in Exhibit 99.1, which is being furnished herewith.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FERROGLOBE PLC

Date: July 7, 2016	By:	/s/ Stephen Lebowitz
	Name:	Stephen Lebowitz
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Voting Results of Annual General Meeting, held on June 29, 2016